UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-38396

BIOFRONTERA AG

(Registrant’s name / Translation of registrant’s name into English)

Hemmelrather Weg 201, D-51377 Leverkusen Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form:40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

On February 13, 2018, Biofrontera AG (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with The Benchmark Company LLC, as representative of the underwriters named therein, for a firm commitment initial public offering of 1,215,000 American Depositary Shares (“ADSs”), each representing two ordinary shares of the Company, and up to an additional 85,483 ADSs solely to cover over-allotments, at an offering price of $9.88 per ADS. On February 16, 2018, the Company completed the sale of a total of 1,300,483 ADSs, including a full exercise by the underwriters of the over-allotment option. The Company received gross proceeds of approximately $12.9 million from the ADSs sold, before deducting underwriting discounts and commissions and expenses.

A copy of the Underwriting Agreement is hereby attached as Exhibit 1.1 hereto, and a copy of the press release related to the closing is hereby attached as Exhibit 99.1 hereto, both of which are incorporated herein by reference.

EXHIBITS

Exhibit Number	Description

1.1	Underwriting Agreement, dated February 13, 2018, among Biofrontera AG, The Benchmark Company, LLC, as representative for the underwriters named therein.
99.1	Press release dated February 16, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Thomas Schaffer
Name:	Thomas Schaffer
Title:	Chief Financial Officer

Date: February 20, 2018